RF INDUSTRIES, LTD.	For Immediate Release

RF Connectors/Aviel/Worswick/Neulink/Bioconnect/RadioMobile

Investor Contact: Neil Berkman Associates (310) 826 - 5051 info@berkmanassociates.com	Company Contact: Howard Hill, President (858) 549-6340 rfi@rfindustries.com

RF Industries Reports First Quarter Results

Operating Income Increases 55% on an 8% Sales Decline
Net Income is $0.05 per share vs $0.05 per share

SAN DIEGO, CA, March 11, 2010 .. . . RF INDUSTRIES, LTD. (NASDAQ:RFIL) today announced that sales for the first quarter ended January 31, 2010 declined 8% to $3,313,000, compared to $3,583,000 in the same quarter last year.  Operating income increased to $218,000 compared $141,000 in the first quarter last year and net income was $143,000, or $0.05 per diluted share, compared to net income of $162,000, or $0.05 per diluted share, in  the first quarter last year.
"RFI's improved first quarter profitability benefitted from reductions in general and administrative expenses and higher gross margins for both RF Connector and Cable Assembly and the Bioconnect Divisions.  Although the first quarter is typically the Company's seasonally weakest period, operating income increased 55% and RFI continues to benefit from policies instituted last year to lower operating costs and improve productivity.  With our second quarter off to a good start, we are hopeful that wireless industry spending will continue to accelerate throughout the remainder of the year," said Howard Hill, RFI's president and CEO.

First Quarter Review
Total sales of $3,313,000 were down 8% from $3,583,00 in the first quarter last year.  The improvement in gross margin to 49% of sales from 46% of sales in the comparable quarter last year, combined with a decline in operating expenses, resulted in a 55% increase in operating income to $218,000 compared to $141,000 in the same quarter last year.  Reduced interest income, combined with a higher, normalized tax rate of 41%, produced net income of $143,000, or $0.05 per diluted share, compared to $162,000, or $0.05 per share, in the first quarter last year.
Sales at the RF Connector and Cable Assembly division declined 7% to $2,902,000 compared to $3,128,000 in the first quarter last year.  Strong cable assembly sales improved the product mix, raising gross margin to 52% of sales, compared to 50% of sales in the first quarter last year.  Reduced selling and general expenses further contributed to a 14% increase in operating income to $343,000, compared to $300,000 in the first quarter last year.
Bioconnect sales jumped 31% to $358,000, compared to $273,000 the first quarter last year, raising gross margin to 32% of sales from only 10% of sales in the same quarter last year.  Bioconnect's operating income was $48,000, or 14% of sales, compared to a loss of $16,000 in the first quarter last year.

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7610 Miramar Road, San Diego, CA  92126-4202  ●  (858) 549-6340  ●  (800) 233-1728  ●  FAX (858) 549-6345
E-mail: rfi@rfindustries.com  ●  Internet: www.rfindustries.com

RF Industries Reports First Quarter Results
March 11, 2010
Page Two

RF Wireless Division sales were $53,000, compared to $181,000 in the first quarter last year.  The operating loss was $173,000 compared to a loss of $143,000 in the first quarter last year.
"Our RF Wireless segment continues to be affected by the downturn in capital goods expenditures for wireless infrastructure and private networks.  However, RF Neulink recently finished FCC qualifying and is commencing sales of its NL900S wireless highs-speed Ethernet Transceiver, a Software Defined Radio incorporating field programmable gate array (FPGA) technology to enable wireless hardware and software upgrades in any environment.  The transceiver's sophisticated error correction enables wireless Wide Area Networking in mobile or stationary applications at speeds up to 500 kbs, supporting VoIP, data and streaming video transmission exceeding 5 miles.  We are encouraged by strong interest in this product from industrial, public services and private wireless networks," said Robert White, Director of the RF Neulink Division.
As of January 31, 2010, RFI reported cash and cash equivalents of $1,196,000 and certificates of deposits of $6,674,000 for a total of $7,871,000 in liquid and short-term near-liquid resources, working capital of $15,012,000, a 16 to 1 current ratio, no long-term debt and stockholders' equity of $15,479,000, or $5.43 per share.

About RF Industries
RF Industries conducts operations through six related divisions.  The RF Connectors and Cable Assembly segment designs and distributes radio frequency (RF) coaxial connectors and cable assemblies used for Wi-Fi, PCS, radio, test instruments, computer networks and antenna devices.  This business segment includes Aviel Electronics, which provides custom microwave and RF Connector solutions to aerospace, OEM and Government agencies and Worswick, which provides coaxial connectors and cable assemblies primarily to retail and local multi-media and communications systems customers.  Bioconnect, constituting the Medical Cabling and Interconnector segment, designs, manufactures and distributes specialized electrical cabling and interconnect products to the medical monitoring market.  The RF Wireless segment includes Neulink, which designs and markets wireless digital data transmission products for industrial monitoring, wide area networks, GPS tracking and locations systems and RadioMobile, an OEM provider of end-to-end mobile wireless network solutions for public safety, emergency medical, transportation and industrial customers.

Safe Harbor Statements under the Private Securities Litigation Reform Act of 1995.
The statements contained in this release which are not historical facts may be deemed to contain forward-looking statements with respect to future events, the occurrence of which involve risks and uncertainties, including, without limitation, increased competition, and other uncertainties detailed in the Company's Securities and Exchange Commission filings.  All forward-looking statements are based upon information available to the Company on the date they are published and the Company undertakes no obligation to publicly update or revise any forward- looking statements to reflect events or new information after the date of this release.

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RF INDUSTRIES, LTD.
CONDENSED STATEMENTS OF INCOME
(UNAUDITED)

	Three Months Ended
	January 31,
	2010	2009
Net sales	$3,313	$3,583
Cost of sales	1,683	1,937
Gross profit	1,630	1,646
Operating expenses:
Engineering	194	256
Selling and general	1,218	1,249
Total operating expenses	1,412	1,505
Operating income	218	141
Interest income	26	82
Income before taxes	244	223
Provision for income taxes	101	61

Net income	$143	$162

Earnings per share:
Basic	$0.05	$0.05
Diluted	$0.05	$0.05

Weighted average shares outstanding
Basic	2,848,773	3,122,700
Diluted	3,179,413	3,447,665

RF INDUSTRIES, LTD.
CONDENSED BALANCE SHEETS
(in thousands, except per share and share amounts)

	January 31,	October 31,
	2010	2009
ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$1,196	$1,226
Investments in available-for-sale securities	6,674	6,477
Trade accounts receivable, net	1,986	2,263
Inventories	5,192	4,985
Other current assets	513	341
Deferred tax assets	478	478
TOTAL CURRENT ASSETS	16,039	15,770
Property and equipment, net	599	566
Goodwill	137	137
Amortizable intangible assets, net	20	27
Note receivable from stockholder	67	67
Other assets	31	31
TOTAL ASSETS	$16,893	$16,598

LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES:
Accounts payable	$297	$225
Accrued expenses	643	673
Income taxes payable	86	75
TOTAL CURRENT LIABILITIES	1,026	973

Deferred tax liabilities	51	51
Other long-term liabilities	337	321
TOTAL LIABILITIES	1,414	1,345

COMMITMENTS AND CONTINGENCIES

STOCKHOLDERS' EQUITY:
Common stock - authorized 10,000,000 shares of $0.01 par value; 2,850,928 and 2,848,313 shares issued and outstanding	29	28
Additional paid-in capital	6,584	6,502
Retained earnings	8,866	8,723
TOTAL STOCKHOLDERS' EQUITY	15,479	15,253
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$16,893	$16,598